

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Mark Roberson
Chief Executive Officer
FG Group Holdings Inc.
5960 Fairview Road, Suite 275
Charlotte, North Carolina 28210

> **Re:  FG Group Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed May 8, 2023**
> **File No. 333-271740**

Dear Mark Roberson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.


Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services


cc:     Angela Dowd, Esq.